Investor update   for the three months ended March 31, 2023 May 11, 2023 Polestar Automotive Holding UK PLC Exhibit 99.2

Polestar Disclaimer Forward-Looking Statements Certain statements in this presentation (“Presentation”) of Polestar Automotive Holding UK PLC (“Polestar”) constitute forward-looking statements, within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, that express Polestar’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Presentation and include statements regarding Polestar’s intentions, beliefs or current expectations concerning, among other things: results of operations; financial condition; liquidity; prospects; growth; strategies and the markets in which Polestar operates, including estimates and forecasts of financial and operational metrics, projections of market opportunity, market share, vehicle sales, revenue or other financial or operation results; expectations and timing related to commercial product launches, including the start of production and launch of any future products of Polestar, and the performance, range, autonomous driving and other features of the vehicles of Polestar; future market opportunities, including with respect to energy storage systems and automotive partnerships; future manufacturing capabilities and facilities; future sales channels and strategies; access to financing and liquidity support from major shareholders; the adequacy of funding through 2023; and future market launches and expansion. Such forward-looking statements are based on available current market information and the current expectations of Polestar including beliefs and forecasts concerning future developments and the potential effects of such developments on Polestar. Factors that may impact such forward-looking statements include: the failure to realize the anticipated benefits of the business combination (the “Business Combination”) that Polestar consummated on June 23, 2022 with Gores Guggenheim, Inc. (“GGI”); the outcome of any legal proceedings that may be instituted against GGI or Polestar in connection with the Business Combination; the ability to continue to meet stock exchange listing standards; our securities’ potential liquidity and trading; changes in domestic and foreign business, market, financial, political and legal conditions; Polestar’s ability to enter into or maintain agreements or partnerships with its strategic partners, including Volvo Car AB (publ) and its subsidiaries, and Zhejiang Geely Holding Group Company Limited, original equipment manufacturers, vendors and technology providers, and to source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; risks relating to the uncertainty of any projected financial information or operational results of Polestar, including underlying assumptions regarding expected development and launch timelines for Polestar’s carlines, manufacturing in the United States starting as planned, demand for Polestar’s vehicles or car sale volumes, revenue and margin development based on pricing, variant and market mix, cost reduction efficiencies, logistics and growing aftersales as the total Polestar fleet of cars and customer base grow; delays in the development, design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; risks related to the timing of expected business milestones and commercial launches, including Polestar’s ability to mass produce its current and new vehicle models and complete the upgrade or tooling of its manufacturing facilities; increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors, and Polestar's ability to implement cost management strategies, including hiring freezes, headcount reductions and improvement of efficiencies across its business; Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production volumes and meet timings for product launches; competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; risks related to future market adoption of Polestar’s product offerings; risks related to Polestar’s distribution model; the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; changes in regulatory requirements (including environmental laws and regulations), governmental incentives and fuel and energy prices; Polestar’s ability to rapidly innovate;risks associated with changes in applicable laws or regulations and with Polestar’s international operations; Polestar’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; Polestar’s ability to continuously and rapidly innovate, develop and market new products; a re-emergence of the global COVID-19 pandemic, new lockdowns in China, government mandated quarantines, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar’s business, projected results of operations, financial performance or other financial and operational metrics or on any of the foregoing risks; the need to raise additional funds to support business growth; and the other risks and uncertainties described in Polestar’s filings with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that future developments affecting Polestar will be those that Polestar has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Polestar’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in Polestar’s filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Polestar will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You are cautioned not to put undue reliance on these forward-looking statements. Trademarks This Presentation includes trademarks, trade names and service marks, certain of which belong to Polestar or Polestar’s affiliates and others that are the property of other organizations. The Polestar logo and other trademarks or service marks of Polestar appearing in this prospectus are the property of Polestar. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that Polestar or its affiliates will not assert its or their rights or that the applicable owner will not assert its rights to these trademarks, trade names and service marks to the fullest extent under applicable law. Polestar does not intend its use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Polestar by, these other parties. Non-GAAP Financial Information This presentation includes certain financial measures that are not presented in accordance with generally accepted accounting principles in the U.S. (“GAAP”), including adjusted operating loss, adjusted EBITDA, adjusted net loss, and free cash flow. Please see slide 26 for a reconciliation of the non-GAAP financial measures to their most directly comparable GAAP financial measures.  *** Past results are not indicative of future performance and investing in securities of Polestar involves significant risks. Potential investors should read and understand the explanations of risks disclosed by Polestar in its filings with the SEC before making any decisions.  This Presentation should be read in conjunction with the other documents filed with the SEC on the date hereof, including a press release relating to the first quarter 2023, Management's Discussion and Analysis of Financial Conditions and Results of Operations and Unaudited Condensed Consolidated Financial Statements. The information set forth herein is based upon information reasonably available to Polestar as of the date of this Presentation (or any such earlier date referenced herein), and Polestar does not undertake any obligation to update such information at any time after such date. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein and as may be amended.  This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Polestar, nor shall there be any sale or offer of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. This Presentation is not intended to constitute, and should not be construed as investment, tax, legal or other advice. Certain information contained herein has been derived from sources prepared by third parties. While such information is believed to be reliable for the purposes used herein neither Polestar nor any of its directors, officers, employees, affiliates or advisors makes any representation or warranty with respect to the accuracy of such information. This Presentation does not purport to contain all of the information that may be required to evaluate Polestar and has solely been prepared for the purpose of generally familiarizing the reader with Polestar.

Polestar

Polestar

4

Recent developments

Record first quarter - delivered 12,076[1] vehicles, up 26% year on year
Generated $546mn[2] in revenues, driven by higher Polestar 2 sales

Intensified cost management with Polestar 3 adjusted start of production and tougher macro
Adjusted 2023 global volume expectation to 60-70k vehicles, representing an annual growth rate of 16% to 36%

Successfully unveiled Polestar 4 for China at Shanghai Auto Show
An electric performance SUV coupé and the second SUV in the brand’s line-up

Debuted Polestar 3 in North America
The SUV for electric age which defines the essence of our brand, in terms of design, luxury, and ambition

Explored performance and design with Polestar 2 BST edition 230
With colours, graphics and materials in faster and more creative ways

Launched a major update to Polestar 2 Model Year 2024
High-tech front end, all-new electric motors, more powerful batteries, sustainability improvements and rear-wheel drive

Reduced relative CO_2 emissions per car sold by 8% in 2022
Published the third Annual Sustainability Report, which outlines our initiatives and performance on ESG matters

1. Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, *Revenue from Contracts with Customers*, and IFRS 16, *Leases*, respectively. Revenue is not recognized in scenario (c).
2. Rounded. See slide 23 for unaudited condensed consolidated statement of loss and comprehensive loss for figure in thousands of U.S. dollars.

Polestar — Our past, our present and our future History in performance 1996–2017 Founded in 1996 as a racing team Developed and sold performance software for Volvo Cars The official performance partner to Volvo Cars from 2009 Acquired by Volvo Cars in 2015 Launching the new Polestar brand 2017–2021 Launched Polestar 1 in 2017 and Polestar 2 in 2019 First customer handovers and retail locations open in 2020 Global from day one in 2020, with presence in 10 markets Growing rapidly 2021 onwards Listed on Nasdaq New York in June 2022 Launched limited edition Polestar 6 in August 2022 Launched Polestar 3 in October 2022 Launched Polestar 4 for China in April 2023 Leading ambition of a climate-neutral production car by 2030  Source: Company information.

6

Polestar

Rapidly expanding premium product portfolio








	Polestar 1	Polestar 2	Polestar 3	Polestar 4	Polestar 5	Polestar 6
Type	Hybrid Grand Tourer	Fastback	Luxury Aero SUV	Premium Sport SUV	Luxury Sport GT 4-Door	Luxury 2+2 roadster
Segment	Sports Premium	C/D premium	SUV E premium	SUV D premium	F coupé premium	S roadster premium
ASP[1]	~$155k	~$50-70k	~$80-120k	~$60-80k	>$100k	>$200k
Range	~120km range	~540km	up to 610km[2]	600km +[2]	600km +[2]	600km +[2]
Launch	2017	2019	2022	2023	2024E	2026E
Factory	Chengdu, China	Taizhou, China	Chengdu, China Charleston, US	Hangzhou Bay, China	Chongqing, China	Chongqing, China

1. Prices vary by region. Estimated indicative US market pricing range as at May 2023, subject to change.
2. WLTP (Worldwide Harmonised Light Vehicle Test Procedure) target range.

Source: Company information, management estimates.

Flexible and scalable set-up Agility of a start-up Innovation and high-performance technologies Avant-garde design Leading sustainability goals Full vehicle attributes Digital first DTC customer approach Stability of established players Over 100 years of combined experience Platform development Engineering capability Supply chain and partnerships Manufacturing capacity Safety credentials Service network access Source: Company information. Polestar — Our asset-light model

01 Design Avant-garde, pure Scandinavian design High tech minimalism  Design perfection focus Unique design attributes 03 Sustainability Climate-neutral car by 2030 with ongoing sustainability upgrades Circular battery and material strategy, battery centers in place  Blockchain-powered traceability on risk materials Ethical and inclusive work principles and values 02 Innovation Bonded aluminium platform  High-performance electric motors  Advanced battery technology design R&D capability in the UK, Sweden and China Polestar — Our core pillars  Source: Company information.

01 Rapidly expanding product portfolio 02 Growth in existing and new markets 03 Expanding sales and service network Polestar — Our well-defined growth strategy 2019       Polestar 2 2022      Polestar 3 2023      Polestar 4 2024E   Polestar 5 2026E   Polestar 6 Product launches Global network – Q1 2022 vs Q1 2023 Global presence 27 Represents Polestar Spaces, Polestar Destinations and Polestar Test Drive Centers (Unaudited). Represents Volvo Cars service centres to provide access to customer service points worldwide in support of Polestar’s international expansion (Unaudited). Source: Company information. Locations1 143 120 Service points2 1,117 842

Unaudited financial highlights for the three months ended March 31, 2023

11

Financial and operational highlights

Key financial highlights for the three months ended Mar 31, 2023 (unaudited)


Revenue
($ mn)
21%
452
546
Q1 2022
Q1 2023


Gross profit
($ mn)
18
(7)
Q1 2022
Q1 2023


Cash and cash equivalents
($ mn)
974
884
FY 2022
Q1 2023

Delivered $546mn in revenues

Driven by higher Polestar 2 sales across major geographic markets such as the United Kingdom, United States, Australia, Canada and Italy.

Gross profit of $18mn

As the result of model year 2023 vehicles price increases alongside FX transaction effect. This was partially offset by higher freight and input costs.

Cash balance of $884mn

Impacted by the operating loss, working capital changes and investment in IP, partially offset by the net proceedings from borrowings.

Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 23 for unaudited condensed consolidated statement of loss and comprehensive loss for figure in thousands of U.S. dollars.

Financial and operational highlights — Key financial highlights for the three months ended Mar 31, 2023 (unaudited) US$ million Q1 2023 Q1 2022 % Change Revenue 546 452 21 Cost of sales (528) (459) 15 Gross profit (loss) 18 (7) n/m Gross margin (%) 3.4 (1.6) n/m SG&A expense (189) (213) (11) R&D expenses (36) (32) 11 Other operating income (expense), net 7 (6) n/m Operating loss (199) (258) (23) Note: All U.S. dollar figures on this slide rounded. Percentages have been calculated using unrounded amounts. See slide 23 for unaudited condensed consolidated statement of loss and comprehensive loss for figure in thousands of U.S. dollars. Revenue up 21% Driven by higher Polestar 2 sales across major geographic markets Gross profit up $25mn With vehicle price increases alongside FX transaction effects, partially offset by higher freight and input costs SG&A down 11% With active cost management R&D up $4mn With continued product development for future vehicles and technologies Operating loss reduced by c.$60mn Benefiting from higher gross profit and active cost management

Financial and operational highlights

13

Cash flow for the three months ended Mar 31, 2023 (unaudited)

Operating
Mainly driven by operating loss, higher inventory and trade payables repayments

Investing
Mainly driven by Polestar 2, Polestar 3 and Polestar 4 intellectual property investments

Financing
Mainly from $637mn short-term borrowings, of which $300mn Volvo Cars term facility drawn down, partially offset by $311mn principal repayments



Cash flow
($ mn)
974
(283)
(131)
326
(2)
884
2022
Operating
Investing
Net short-term borrowings
Other repayment and FX[1]
Q1 2023

1. Including effect of principal repayments of lease liabilities of -$4mn, and foreign exchange rate changes on cash and cash equivalents of $2mn,.

Note: All U.S. dollar figures on this slide rounded. See slide 25 for unaudited condensed consolidated statement of cash flows for figures in thousands of U.S. dollars.

14

Financial and operational highlights

—

2023 outlook

Global volumes	Gross profit margin	Cash balance at 31 Mar 2023
60-70k	~400bps	$884mn

Expect global volumes of 60-70k, representing annual growth of 16%-36%. Revised guidance reflects adjusted Polestar 3 start of production and tougher economic environment.

Expect gross profit margin of around 4%. Revised guidance reflects absence of Polestar 3 sales and sales support activities.

With support from major shareholders and $884mn cash balance, we continue to explore potential equity or debt offerings to fund operations and business growth.

Source: Company estimates.

Imagery

Polestar 2 — Model Year 24

Polestar 2 — BST edition 230

Polestar 3 — The SUV for the electric age

Polestar 4  — The electric SUV coupé

Polestar 5 — The electric 4-door GT

Polestar 6 — The electric roadster

Appendix

Financial statements  — Unaudited condensed consolidated statement of loss and comprehensive loss in thousands of U.S. dollars except per share data and unless otherwise stated For the three months ended March 31 2023 2022 Revenue 546,018 452,227 Cost of sales (527,596) (459,492) Gross profit/ (loss) 18,422 (7,265) Selling, general and administrative expense (189,005) (212,554) Research and development expense (35,701) (32,085) Other operating income and expense 6,884 (6,009) Operating loss (199,400) (257,913) Finance income 8,530 5,753 Finance expense (29,158) (17,932) Fair value change - Earn-out rights 206,195 — Fair value change - Class C Shares 7,250 — Loss before income taxes (6,583) (270,092) Income tax expense (2,394) (4,398) Net loss (8,977) (274,490)     Net loss per share (in U.S. dollars)     Basic and diluted <(0.01) (0.14)     Consolidated Statement of Comprehensive Loss         Net loss (8,977) (274,490) Other comprehensive income/ (loss):     Items that may be subsequently reclassified to the Consolidated Statement of Loss:     Exchange rate differences from translation of foreign operations 471 (2,645) Total other comprehensive income/ (loss) 471 (2,645) Total comprehensive loss (8,506) (277,135)

Financial statements — Unaudited condensed consolidated statement of financial position in thousands of U.S. dollars March 31, 2023 December 31, 2022 Assets Non-current assets Intangible assets and goodwill 1,478,953 1,396,477 Property, plant and equipment 242,525 258,048 Vehicles under operating leases 96,284 92,198 Other non-current assets 4,880 5,306 Deferred tax asset 10,383 7,755 Other investments 2,345 2,333 Total non-current assets 1,835,370 1,762,117 Current assets     Cash and cash equivalents 884,271 973,877 Trade receivables 163,324 246,107 Trade receivables - related parties 58,892 74,996 Accrued income - related parties 8,476 49,060 Inventories 847,028 658,559 Current tax assets 5,968 7,184 Assets held for sale 61,276 63,224 Other current assets 118,865 107,327 Total current assets 2,148,100 2,180,334 Total assets 3,983,470 3,942,451 Equity Share capital (21,165) (21,165) Other contributed capital (3,585,391) (3,584,232) Foreign currency translation reserve 11,794 12,265 Accumulated deficit 3,735,752 3,726,775 Total equity 140,990 133,643 in thousands of U.S. dollars March 31, 2023 December 31, 2022 Liabilities     Non-current liabilities Non-current contract liabilities (52,728) (50,252) Deferred tax liabilities (478) (476) Other non-current provisions (90,404) (73,985) Other non-current liabilities (15,052) (14,753) Earn-out liability (392,375) (598,570) Other non-current interest-bearing liabilities (72,888) (85,556) Other non-current interest-bearing liabilities - related parties (300,000) — Total non-current liabilities (923,925) (823,592) Current liabilities     Trade payables (97,049) (98,458) Trade payables - related parties (911,856) (957,497) Accrued expenses - related parties (205,564) (164,902) Advance payments from customers (33,041) (40,869) Current provisions (78,649) (74,907) Liabilities to credit institutions (1,348,635) (1,328,752) Current tax liabilities (15,846) (10,617) Interest-bearing current liabilities (22,988) (21,545) Interest-bearing current liabilities - related parties (20,888) (16,690) Contract liabilities (57,942) (46,217) Class C Shares liability (20,750) (28,000) Other current liabilities (369,578) (393,790) Other current liabilities - related parties (17,749) (70,258) Total current liabilities (3,200,535) (3,252,502) Total liabilities (4,124,460) (4,076,094) Total equity and liabilities (3,983,470) (3,942,451)

Financial statements — Unaudited condensed consolidated statement of cash flows in thousands of U.S. dollars For the three months ended March 31,  2023 2022 Cash flows from operating activities Net loss (8,977) (274,490) Adjustments to reconcile net loss to net cash flows Depreciation and amortization 31,995 36,953 Warranties 24,340 8,862 Inventory impairment (9,440) 10,618 Finance income (8,530) (5,753) Finance expense 29,158 17,932 Fair value change - Earn-out rights (206,195) — Fair value change - Class C Shares (7,250) — Income tax expense 2,394 4,398 Other non-cash expense and income 21,544 18,166 Change in operating assets and liabilities Inventories (169,752) (11,529) Contract liabilities 13,630 (10,919) Trade receivables, prepaid expenses and other assets 133,119 43,684 Trade payables, accrued expenses and other liabilities (107,323) 206,687 Interest received 5,453 5,144 Interest paid (28,991) (8,848) Taxes paid 1,438 (453) Cash (used for)/ provided by operating activities (283,387) 40,452 in thousands of U.S. dollars For the three months ended March 31,  2023 2022 Cash flows from investing activities Additions to property, plant and equipment (19,715) (1,388) Additions to intangible assets (113,030) (292,881) Additions to other investments — (2,599) Divestment of non-current assets  1,710 — Cash used for investing activities (131,035) (296,868) Cash flows from financing activities Proceeds from borrowings 637,177 98,118 Principal repayments of borrowings (310,667) — Principal repayments of lease liabilities (3,926) (2,232) Cash provided by financing activities 322,584 95,886 Effect of foreign exchange rate changes on cash and cash equivalents 2,232 (10,993) Net decrease in cash and cash equivalents (89,606) (171,523) Cash and cash equivalents at beginning of period 973,877 756,677 Cash and cash equivalents at end of period 884,271 585,154

26

Financial statements

—

Unaudited reconciliation of GAAP and Non-GAAP results

Non-GAAP Financial Information

Polestar uses both generally accepted accounting principles ("GAAP," i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies. These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding

Polestar's operating performance. The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

in millions of U.S. dollars	For the three months ended March 31,	
	2023	2022
Adjusted operating loss		
Operating loss	(199,400)	(257,913)
Listing expense	—	—
Adjusted operating loss	**(199,400)**	**(257,913)**

in millions of U.S. dollars	For the three months ended March 31,	
	2023	2022
Adjusted net loss		
Net loss	(8,977)	(274,490)
Listing expense	—	—
Fair value change - Earn-out rights	(206,195)	—
Fair value change - Class C Shares	(7,250)	—
Adjusted net loss	**(222,422)**	**(274,490)**

in millions of U.S. dollars	For the three months ended March 31,	
	2023	2022
Adjusted EBITDA		
Net loss	(8,977)	(274,490)
Listing expense	—	—
Fair value change - Earn-out rights	(206,195)	—
Fair value change - Class C Shares	(7,250)	—
Interest income	(5,453)	(340)
Interest expenses	29,155	17,932
Income tax expense	2,394	4,398
Depreciation and amortization	31,995	36,953
Adjusted EBITDA	**(164,331)**	**(215,547)**

in millions of U.S. dollars	For the three months ended March 31,	
	2023	2022
Free cash flow		
Net cash (used for)/ provided by operating activities	(283,387)	40,452
Additions to property, plant and equipment	(19,715)	(1,388)
Additions to intangible assets	(113,030)	(292,881)
Free cash flow	**(416,132)**	**(253,817)**

For questions, please contact: Bojana Flint Head of Investor Relations ir@polestar.com  Polestar Assar Gabrielssons Väg 9 SE-418 78 Göteborg Sweden polestar.com All ideas contained within this document are owned by Polestar. © Polestar 2023 Investor update for preliminary unaudited results for the three months ended March 31, 2023 — Contact information